UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Summer Energy Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

865634 109

(CUSIP Number)

Summer Energy Holdings, Inc.

5847 San Felipe Street, Suite 3700, Houston, Texas, 77057

713-375-2790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865634 109

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). GF Holdings, Ltd., a Texas limited partnership 20-4145897
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,805,556
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,805,556
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,805,556
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.66%(1)
14	Type of Reporting Person (See Instructions) PN

(1)Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q filed with the SEC on November 19, 2020 (31,866,934 shares).

CUSIP No. 865634 109

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Stuart Gaylor
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,780,537(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,780,537(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,537(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.66%(2)
14	Type of Reporting Person (See Instructions) IN

(1)Includes 1,805,556 shares held of record by GF Holdings, Ltd., a Texas limited partnership.  Mr. Gaylor is the manager of GF Holdings GP, LLC, a Texas limited liability company, which is the general partner of GF Holdings, Ltd.  Mr. Gaylor has voting and dispositive control over securities held by GF Holdings, Ltd.  Also includes 255,000 shares of Common Stock issuable upon exercise of stock options held by Mr. Gaylor. Until the exercise thereof, Mr. Gaylor does not have any voting rights with respect to the 255,000 shares of Common Stock issuable upon exercise of stock options.

(2)Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q filed with the SEC on November 19, 2020 (31,866,934 shares), plus 255,000 shares of Common Stock underlying options to purchase Common Stock.

CUSIP No. 865634 109

This Amendment No. 1 to Schedule 13D amends the previous Schedule 13D filed by GF Holdings, Ltd. on April 6, 2012 (the “Original 13D”), relating to the securities of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”).  The Original 13D did not include Stuart Gaylor as an additional reporting person.  Mr. Gaylor is the manager of GF Holdings GP, LLC, a Texas limited liability company, which is the general partner of GF Holdings, Ltd.  Mr. Gaylor has voting and dispositive control over securities held by GF Holdings, Ltd.  Mr. Gaylor is a director of the Issuer.  Mr. Gaylor and GF Holdings, Ltd. are referred to herein collectively as the “Reporting Persons.” This Amendment No. 1 is being filed to reflect the acquisition by Mr. Gaylor of shares of Common Stock of the Issuer and to include Mr. Gaylor as a Reporting Person along with GF Holdings, Ltd.  Except as amended herein, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 1.  Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

Item 2. Identity and Background

(a)This Schedule 13D is being filed by GF Holdings, Ltd., a Texas limited partnership, and Stuart Gaylor, an individual (collectively, the “Reporting Persons”).  The general partner of GF Holdings, Ltd. is GF Holdings GP, LLC, a Texas limited liability company.  Stuart Gaylor, a member of the board of directors of the Issuer, is the sole manager of GF Holdings GP, LLC.  GF Holdings, Ltd.’s principal business is investments, and the address of its principal business is 5311 Kirby, Suite 201, Houston, Texas 77005.

(b)Mr. Gaylor’s business address is c/o Summer Energy Holdings, Inc., 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

(c)Mr. Gaylor’s principal occupation is Real Estate President for Prime Communications.

(d)Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has either Reporting Person been nor is it now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Gaylor is a citizen of the United States of America.

CUSIP No. 865634 109

Item 3.  Source and Amount of Funds or Other Consideration

The securities held of record by GF Holdings, Ltd. were issued in exchange for all of its membership interest in Summer Energy, LLC, a Texas limited liability company.  GF Holdings, Ltd.’s membership interest in Summer Energy, LLC was acquired using working capital.  The shares of Common Stock and options to purchase shares of Common Stock held of record by Mr. Gaylor were acquired through a combination of private purchases, dividends on preferred stock, compensatory arrangements with the Issuer in his role as director of Issuer, and for acting as surety and personal guarantor for certain obligations of the Issuer.  Mr. Gaylor was issued 25,556 shares of the Issuer’s Common Stock on December 28, 2020, in consideration of Mr. Gaylor acting as a guarantor for certain financial obligations of the Issuer.

Item 4. Purpose of Transaction

The shares of Common Stock held of record by the Reporting Persons as reported herein are held for the purpose of investment.

The Reporting Persons may, from time to time and for their own accounts, increase or decrease their beneficial ownership of common stock or other securities of the Company.  Neither of the Reporting Persons has reached any decision with respect to any such possible actions.  If a Reporting Person does increase or decrease its beneficial ownership of common stock or other securities of the Company, it will timely file an appropriate amendment to this Schedule 13D.  Mr. Gaylor is aware that the Issuer intends to deregister its securities under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act.  Other than as described above, neither of the Reporting Persons has any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company's business or corporate structure;

(g)Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)As of the date hereof, GF Holdings, Ltd. holds of record 1,805,556 shares of the Company’s Common Stock, and Mr. Gaylor holds of record 719,981 shares of Common Stock and 255,000 shares of Common Stock underlying options to purchase Common Stock which are presently exercisable.  Mr. Gaylor has voting and dispositive control over the shares of Common Stock held by GF Holdings, Ltd.; therefore, Mr. Gaylor may be deemed to beneficially own 2,780,537 shares of the Issuer’s Common Stock, representing approximately 8.66% of the outstanding shares of the Issuer’s Common Stock (based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-Q filed with the SEC on November 19, 2020 (31,866,934), plus 255,000 shares of Common Stock underlying options to purchase Common Stock).

(b)Mr. Gaylor has sole voting and dispositive control over securities held by the Reporting Persons. No other person shares any voting or dispositive power of such shares.

CUSIP No. 865634 109

(c)Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 865634 109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GF HOLDINGS, LTD.,
A Texas limited partnership

By:	GF Holdings GP, LLC,
Its general partner

February 3, 2021	By:	/s/ Stuart Gaylor
Date		Stuart Gaylor, Manager

(By Alexander N. Pearson, pursuant to a Power of Attorney dated April 2, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 filed on April 6, 2012 on behalf of GF Holdings, Ltd., which Power of Attorney is incorporated by reference)

February 3, 2021	By:	/s/ Stuart Gaylor
Date		Stuart Gaylor

(By Alexander N. Pearson, pursuant to a Power of Attorney dated April 2, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 filed on April 6, 2012 on behalf of Stuart Gaylor, which Power of Attorney is incorporated by reference)